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                                                  Filed by Caldera Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 of the
                                                Securities Exchange Act of 1934
                                         Subject Company: Caldera Systems, Inc.
                                                 Commission File No. 000-29911

         Our Q&A session today contains historical information and forward looking information. Numerous factors affect the operating results of either Caldera Systems, Inc. (Caldera) or The Santa Cruz Operation, Inc. (SCO) and could cause either companies' actual results to differ materially from those indicated in this discussion or any other forward looking statements made by, or on behalf of, the companies and there can be no assurance that future results will meet expectations. These risks include, but are not limited to, those set forth in SCO's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 filed with the Securities and Exchange Commission on December 28, 1999 and Caldera's and SCO's quarterly reports on Form 10-Q filed with the SEC.

         In addition, you should be aware that this call is being taped for playback.


                                ANNOUNCEMENT Q&A

CORPORATE QUESTIONS

1.   What was announced?

     Caldera Systems, Inc. has reached a definitive agreement to acquire the assets of the Server Software Division (SSD), and Professional Services Division of The Santa Cruz Operation, Inc. (SCO). A new company, Caldera, Inc., will be formed, combining the assets of Caldera Systems with the assets acquired from SCO.

2.   What part of the Server Software Division is included in the deal?

     Employees, the UNIX and related intellectual properties, including UnixWare, facilities, legal entities, customer relationships, channel relationships and all products except for OpenServer intellectual property rights (IP). Some of the Tarantella support personnel will move to the Tarantella Division. Caldera, Inc. will act as SCO's exclusive sales representative with respect to sales and support of SCO OpenServer, and will receive commissions for such service. Caldera, Inc. will have exclusive distribution rights of SCO OpenServer.

3.   What part of the Professional Services Division is included in the deal?

     Employees, facilities, customer relationships and contracts. Professional Services will also continue its relationships with Tarantella, Inc. by signing a strategic relationship agreement to be a preferred professional services provider for Tarantella.

4.   Who will assume the leadership positions in Caldera, Inc.?

     Ransom Love will serve as CEO, David McCrabb, current President of the SCO Server Division will serve as President and Chief Operating Officer, Jim Wilt will be the President of the Caldera, Inc. Services Division. Doug Michels, CEO of The Santa Cruz Operation, will serve as a member of Caldera, Inc.'s board of directors and will retain his role as CEO of SCO.

5.   How does this affect The Santa Cruz Operation, Inc. (SCO)?

     SCO will continue to develop, market and sell Tarantella and the client integration products. SCO will also keep SCO OpenServer. The new company will have exclusive distribution rights for SCO OpenServer, providing an ongoing revenue stream to SCO. SCO will maintain


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     investments in Rainmaker and Linuxmall, etc. From this acquisition, SCO is receiving the following:

     o    $7 million in cash

     o 28% of Caldera, Inc, which is estimated to be an aggregate of approximately 17.54 million shares of Caldera stock (including approximately 2 million shares reserved for employee options assumed by Caldera for options currently held by SCO employees joining Caldera)

     o In conjunction with the acquisition, The Canopy Group, Inc., a major stockholder of Caldera Systems, Inc., has agreed to loan $18 million to SCO

     In addition, The Santa Cruz Operation, Inc. will continue to own:

     o The Tarantella Division and its subsidiaries Tarantella, Inc. & Tarantella Ltd. and including the Tarantella and Vision2K family of products.

     o    Its cash and investment holdings (e.g. in Rainmaker, Linuxmall, etc.)

     o The OpenServer intellectual property (Caldera, Inc., will have exclusive distribution rights for SCO OpenServer, providing an ongoing revenue stream to The Santa Cruz Operation, Inc.) Revenues for SCO OpenServer were $11.1 Million in Q3 of FY2000. As part of the deal, SCO will net approximately 65% of the SCO OpenServer revenue.

6.   Why is SCO doing this?

     o This provides an opportunity to take advantage of the synergy between UNIX and Linux by merging the assets of the SCO Server Software and Professional Services Divisions into a new company that has the resources, positioning, and vision to drive the open computing platform business for future growth.

     o We believe the combined resources can succeed in a way that the individual organizations could not achieve on their own. It also provides an opportunity for employees of the SCO Server Software and Professional Services Divisions to see their goals expanded and achieved in a more powerful environment than ever before.

     o The proceeds from this acquisition and ongoing SCO OpenServer net proceeds give The Santa Cruz Operation, Inc. additional capital with which to fund the growth we foresee in Tarantella. This growth is fueled by increasing business use of the Internet, by the continued attractiveness of thin-client computing and by the accelerating adoption of the Application Service Provider (ASP) business model.

     o The management of the Santa Cruz Operation, Inc. wishes to focus its attention on growing Tarantella for success.

7.   How was this process initiated?

     Natural outgrowth of long term business relationship and combined efforts between the companies.

8. When does the acquisition become final and where will the new company be headquartered?

     We estimate that the process for required governmental and shareholder approval will be complete in October. The new company will be headquartered in Orem, UT., with locations worldwide.

9.   Will there be layoffs?

     Both Caldera, Inc. and SCO are committed to meeting their respective financial and strategic goals. Necessary decisions will be made as the companies move through this process. The companies anticipate resolving organizational issues in approximately 30 days.

10.  What does this mean for the Tarantella Division?

     The Tarantella Division is key to the future success of SCO. By separating the Tarantella Division from the Server Software and Professional Services Divisions, Tarantella now has a



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     clear currency that can be more appropriately valued by public markets, and leveraged for alternate financial strategies.

11. Are the Caldera Systems, Inc. and SCO Server Software Division and Professional Services Division sales forces combining? What are the plans for training that force?

     Caldera, Inc., representing the combination of Caldera Systems and SCO's Server Software and Professional Services Divisions, will be one company in every way. Following a normal integration period, there will be no unresolved issues regarding "theirs" and "ours." Given that unity, there will continue to be a great need for a highly skilled, well-trained sales force that is conversant in the full range of product offerings. Cross-training will be implemented almost immediately to fully utilize the skills and resources of professionals already in place within the company. The dedicated services sales force will be part of the Caldera Services Division.

12.  How does this help Caldera, Inc. competitively?

     Caldera, Inc. will be able to make the most of the synergies between the two existing companies, resulting in:

     o    World's largest channel,

     o Increased breadth of product options and accelerate Linux technology plans,

     o OEM's can now get scalability of product, professional consulting and engineering services and instant global marketplace,

     o    World-class global services and support infrastructure

13.  What will happen to Forum2000?

     Caldera will now join SCO as a co-sponsor of Forum2000.

STOCK/SHAREHOLDER QUESTIONS

14. What is the structure and value of The Santa Cruz Operation moving forward? (See 4 and 5)

     o Focusing SCO's attention to Tarantella alone will allow the market to place a more realistic value on the Tarantella business.

     o Additionally, Caldera Systems, Inc. and the SCO Server Software and Professional Services Divisions combined will create an organization with a much higher market value than either entity on its own, in which The Santa Cruz Operation will be a major shareholder.

     o The Santa Cruz Operation will continue to receive an income stream from the sales of SCO OpenServer through Caldera, Inc., Inc. and will continue to hold a portfolio of investments in a range of high-technology ventures.

15.  Will there be a charge against earnings for this acquisition? Yes.

EMPLOYEE-RELATED QUESTIONS

16.  What does this mean for the acquired employees of SCO?

     All employees of Caldera Systems, Inc. and acquired SCO Divisions will receive Caldera, Inc. stock options with comparable benefits and compensation.

17.  What is the schedule for defining the new organization?

     The intent of both companies is to have an initial framework completed in approximately one month.

18.  Who is on the Integration Team?

     The Integration Team will be drawn up and announced within the next few days.



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19.  Where do employees of the current SCO G&A organization fit?

     The apportionment of G&A employees between Caldera and SCO will be defined as part of the overall organizational structure. Your involvement will be required as we work through the integration process.

20.  What will happen to the SCO Cafeteria?

     Both companies will continue to use the SCO Cafeteria in Santa Cruz. Ingrid and her staff will continue to produce their tasty creations. Unfortunately, there is no truth to the rumors about a new drive-through option!

PRODUCT QUESTIONS

21.  What does this mean for the Server Software Division and Linux?

     The new company will take the proposed value-add from the Server Software Division and incorporate this with the already successful Linux products from Caldera Systems, Inc.

22.  What products are involved in the sale?

     All Server Software Division products except SCO OpenServer, for which Caldera, Inc. will have exclusive development and distribution rights. The Santa Cruz Operation will fund Caldera, Inc. to develop for SCO OpenServer.

23.  Will the new company promote both Linux and UNIX products?

     The new company will focus on providing an Open Internet Platform (OIP) for eSolution Providers (eSPs.) Open Internet Platforms will be based on Linux, UNIX and Monterey 64.

24.  What does this mean for Project Monterey?

     Caldera, Inc. will carry the responsibilities of Project Monterey forward though the development of comprehensive commercial grade software. Project Monterey will be one of the products offered as part of the Open Internet Platform.

25.  Is the new company planning to participate in the IA64 Linux Project?

     Yes. Both Caldera Systems and the Server Software Division have participated in the development of the IA64 Linux Project and will continue to collaborate as Caldera, Inc.

26.  What happens to ownership of the UNIX technologies ?

     With the exception of SCO OpenServer, the UNIX technologies move to Caldera, Inc.

27. What happens to UnixWare 7 NonStop clusters and other clustering technologies?

     UnixWare 7 NonStop clusters will become a flagship product of Caldera, Inc. and the company is evaluating extending these clustering technologies to Linux and the entire Open Internet Platform.

28.  What will happen to SCO OpenServer?

      Caldera, Inc. is fully committed to servicing and supporting the SCO OpenServer customer base and to helping these customers gain easy access to the Open Internet Platform initiative. Caldera, Inc. will have exclusive distribution rights for the SCO OpenServer product line, and will receive a sales commission and reimbursement for SCO OpenServer engineering and marketing expenses. SCO retains the intellectual properties and the ongoing revenue stream for the SCO OpenServer product line and will fund future product development by Caldera, Inc.

29.  How will the products of both companies be integrated?

     We will integrate all products as appropriate based on Caldera, Inc.'s focus of common application, development and management.


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30.  Is there a pricing structure defined for new offerings?

     Existing prices for existing products will remain in place. New pricing will be implemented with the launch of new products.

31.  How will this affect the Linux industry/community?

     Caldera, Inc. intends to unify the technologies of Linux and UNIX enhancing the attractiveness to Linux and business customers. In addition, Caldera, Inc. will. provide open access to those technologies, greatly benefiting the Linux community and industry.

CUSTOMER-RELATED QUESTIONS

32.  How will customers benefit from the announcement?

     For the first time, customers will be able to purchase both open system and open source solutions from a single, trusted supplier. Caldera, Inc. will become the number one provider of Open Internet Software Service. Additionally, Caldera, Inc. will be the only Linux company with a quality, worldwide infrastructure, including development, support, professional services, consulting, ISV/IHV and channel partners.

33.  What about Tarantella customers serviced through the SCO server channel?

     Caldera, Inc. recently signed a distribution agreement with Tarantella, Inc. for Tarantella on OpenLinux. This agreement will carry over to include Tarantella for UnixWare and SCO OpenServer. Tarantella customers will continue to receive technical support from Caldera, Inc. Tarantella will contract with Caldera Inc.'s services division to provide this support.

34.  What is the expected response of your OEMs and ISVs to this acquisition?

     Our partners have been briefed on the concept and have responded favorably.

35. What about Tarantella customers serviced through the SCO Professional Services?

     All current agreements will continue to be serviced by the Caldera, Inc. Professional Services Division. Additionally, the new division will sign a strategic relationship agreement with Tarantella, Inc. to be a preferred services provider for Tarantella.

36.  Why would ISVs port to both OpenLinux & UnixWare?

     The acquisition creates a worldwide infrastructure to support and integrate services for open access, as well as worldwide consulting for customization and the best overall scalable platform from the thinnest clients to enterprise clustering.

37.  Who are Caldera, Inc.'s competitors?

     We intend to be the #1 provider of Open Internet Platform Software and Services. Our competition is any company in that space.

                                ****************

This script is being filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange act of 1934. This script does not constitute an offer of sale of securities. Stockholders of Caldera and other investors are urged to read the Joint Proxy Statement/Prospectus which will be included in the registration statement of Form S-4 to be filed by Caldera in connection with the Acquisition because it will contain important information. After it is filed, it will be available free of charge on the SEC website at www.sec.gov and from Caldera by directing a request through the investors relations portion of Caldera's website at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, Attention: Investor Relations, Telephone: (801) 765-4999.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT



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Caldera expects to file a Registration Statement on SEC Form S-4 and Caldera and
SCO expect to mail a Joint Proxy Statement/Prospectus to stockholders of Caldera and SCO containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the Acquisition, the persons soliciting proxies relating to the Acquisition, their interests in the Acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's website at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, attention:
Investor Relations, telephone (801) 765-4999.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Caldera's and SCO's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

                       INFORMATION CONCERNING PARTICIPANTS

Caldera, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Caldera stockholders in favor of the issuance of common stock in the Acquisition. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by Caldera on August 2, 2000.

           INFORMATION CONCERNING PERSONS INVOLVED IN THE SOLICITATION

In connection with the proposed Acquisition, Caldera will solicit proxies from its stockholders to approve the issuance of shares of common stock in connection with the Acquistion. Caldera is required to obtain stockholder approval of the issuance in order to comply with the rules of The Nasdaq Stock Market.

Caldera and certain other persons named below may be deemed to be participants in the solicitation of proxies of Caldera stockholders to approve the Acquisition. The participants in this solicitation may include the directors of Caldera (Ransom H. Love, Ralph J. Yarro III, Dale R. Boyd, John R. Egan, Edward
E. Iacobucci, Raymond J. Noorda, Thomas P. Raimondi, Jr. and Steve Cakebread) and the officers of Caldera (Ransom H. Love, Chief Executive Officer and President, Alan J. Hansen, Chief Financial Officer, Drew A. Spencer, Chief Technology Officer, Richard C. Rife, Vice President and General Counsel, Royce
D. Bybee, Senior Vice President of Sales and Marketing, Benoy Tamang, Vice President of Business Development, R. Dean Taylor, Vice President of Marketing, Darren Davis, Vice President of Engineering, John Thomas, Vice President of Support Services and Walter D. Hammond, Vice President of Operations and Information Systems.

More information about our officers and directors is contained in our Form S-1. This document has been filed with the SEC and is available at the SEC's website, www.sec.gov, the SEC's office and by contacting our investor relations department.